

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

<u>Via E-mail</u>
Mr. Adam D. Portnoy
President and Managing Trustee
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re: CommonWealth REIT**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 18, 2013**
> **File No. 001-09317**

Dear Mr. Portnoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide an analysis as to whether RMR is a participant in the solicitation.

2.   Throughout the consent solicitation statement, you indicate that the Corvex/Related Group is asking security holders to relinquish control of the company. Please advise, with a view towards revised disclosure, how you came to this determination. The Corvex/Related Group is seeking simply to remove the current board of trustees, which would not appear to impact security holder control.

3.   Wherever you address the special meeting to be held if the removal action is effective, please disclose any specific time frame in which this must occur pursuant to your organizational documents.

Reasons to Reject the Corvex/Related Removal Proposal, page 2

4.   Please provide support for the assertion that the current board of trustees has "a strong track record of acting in the best interests of the company."

Background of the Corvex/Related Consent Solicitation, page 5

5.   You state that the bylaw amendment on March 1, 2013 served to "clarify" that "a shareholder seeking to take action to remove one or more Trustees must comply with the same bylaw requirements as a shareholder making a nomination of an individual for election to your Board of Trustees." Please advise, with a view towards revised disclosure, how you determined to characterize these amendments as clarifications, given that their substantive effect appears to be to make the written consent procedure unavailable to any current security holder.

6.   Your disclosure regarding the bylaw amendments does not address the fact that the amendments also grant the board of trustees additional time (up to 20 additional days) to establish a record date and additional time (up to 50 additional days) to set the record date thereafter. Please revise to disclose these factors with specificity, as they cannot readily be contemplated as actions taken "to afford a reasonable time for shareholders to consider a consent solicitation statement."

7.   Section 2.15(a)(ii) of the bylaws provides that only shareholders owning certificated securities may request a record date. Please disclose the purpose of this provision. Please also disclose how many holders of 3% or more of your common shares currently own certificated securities.

8.   We note that, on March 12, 2013, the Corvex/Related Group sent a letter to the company's independent trustees requesting a meeting. Please disclose the response of the independent trustees to this request.

Effectiveness of Consent, page 10

9.   You state that that removal action proposed by the Corvex/Related Group will become effective if consents signed by the holders of two-thirds of the common shares outstanding as of the record date are delivered to the company no later than 30 days after the record date. Please clarify, if true, that the two-thirds requirement must be met for removal of each individual trustee. Please also disclose what will occur if some, but not all, of the trustees receive votes for removal from two-thirds of the outstanding shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP